UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Securities Purchase Agreement

On June 21, 2024, Ostin Technology Group Co., Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Buyer”) relating to the issuance and sale of a senior unsecured convertible note (the “Note”) in the principal amount of $1,360,000, at a purchase price of $1,250,000. The Note is convertible into class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of the Company.

On June 24, 2024, the Company completed its issuance and sale to the Buyer of the Note pursuant to the Securities Purchase Agreement. The gross proceeds from the sale of the Note were $1,250,000, prior to deducting transaction fees and estimated expenses.

Note

The Note bears a simple interest at a rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable on June 24, 2025 (the “Maturity Date”), which is twelve (12) months after the purchase price of the Note is delivered by the Buyer to the Company. The Note includes an original issue discount of $100,000, along with $10,000 for the Buyer’s legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the purchase and sale of the Note.

The Note has a redemption conversion price (the “Conversion Price”) equal to eighty percent (80%) of the lowest daily VWAP (the dollar volume-weighted average price for Class A Ordinary Shares on the Nasdaq Capital Market) during the ten (10) consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than US$0.086 (or such lower amount as permitted, from time to time, by Nasdaq or other principal market) per ordinary share (the “Floor Price”). Beginning on the Purchase Price Date until the Outstanding Balance (each as defined in the Note) has been paid in full, the Buyer may convert the Note at its option into ordinary shares at the Conversion Price up to the Maximum Monthly Redemption Amount (which is the lower of (i) $500,000.00 per calendar month, or (ii) the Outstanding Balance as of such Redemption Date), provided that, in no event shall there be an Equity Conditions Failure Amount on the applicable Redemption Date (each as defined in the Note), and such failure is not waived in writing by the Buyer; or shall the Conversion Price be less than the Floor Price. The Company may, at its election, prepay all or any portion of the Outstanding Balance under the Note prior to the Maturity Date at a cash price equal to 120% of the portion of the Outstanding Balance to be prepaid.

Upon the occurrence of a Trigger Event (as defined in the Note), the Buyer shall have the right to increase the balance of the Note by 15% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note), which are at 25% in the aggregate. In addition, the Note provides that upon the occurrence of an Event of Default (as defined in the Note), the interest rate shall accrue on the Outstanding Balance at the rate equal to the lesser of 22% per annum or the maximum rate permitted under applicable law.

The Buyer has previously invested in securities of the Company or otherwise had pre-existing relationships with the Company; however, the Company did not engage in general solicitation or advertising with regard to the issuance and sale of the Note.

The Class A Ordinary Shares, as converted, were registered with the Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus supplement to the Company’s currently effective registration statement on Form F-3 (File No. 333-279177), which was initially filed with the. SEC on May 7, 2024, and was declared effective on May 28, 2024 (the “Shelf Registration Statement”). The Company filed the prospectus supplement to the Shelf Registration Statement with the SEC on June 21, 2024.

The foregoing summaries of the Securities Purchase Agreement and the Note do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, as applicable, the exhibits to this Current Report on Form 6-K, which are incorporated herein by reference. A copy of the opinion of the Company’s Cayman Islands counsel, Ogier, relating to the validity of the Class A Ordinary Shares is filed as Exhibit 5.1 to this Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
4.1	Convertible Promissory Note dated June 21, 2024, by and between the Company and the Buyer

5.1	Opinion of Ogier, dated June 25, 2024

10.1	Securities Purchase Agreement dated June 21, 2024, by and between the Company and the Buyer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: June 27, 2024

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